Exhibit 23.4

CONSENT OF BOENNING & SCATTERGOOD, INC.

We hereby consent to the use of our fairness opinion included as Annex B to the Proxy Statement/Prospectus included in the Registration Statement on Form S-4 relating to the proposed merger of Gold Coast Bancorp, Inc. with and into Investors Bancorp, Inc. and to the reference to our firm’s name under the captions “Background of the Merger”, “Recommendation of Gold Coast Bancorp’s Board of Directors and Reasons for the Mergers”, and “Opinion of Boenning & Scattergood, Inc.” in such Proxy Statement/Prospectus. In giving such consent, we do not admit, and we disclaim that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the Rules and Regulations of the Securities and Exchange Commission thereunder.

Boenning & Scattergood, Inc.

/s/ Boenning & Scattergood, Inc.

West Conshohocken, Pennsylvania

November 4, 2019